SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For August 3, 2006

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F |X|    Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

             ALLIANZ AG: Preliminary Figures for the Second Quarter

     MUNICH, Germany--(BUSINESS WIRE)--Aug. 3, 2006--

     Allianz Group: Preliminary figures for the second quarter of 2006

     Allianz Group has continued to proceed its course of profitable growth during the second quarter of 2006, according to preliminary figures. Total revenues amounted to 24.1 (previous year's quarter: 23.7) billion euros. The operating profit rose by 19 percent compared to previous year's figure from over
2.3 billion euros to almost 2.8 billion euros (previous year's quarter: 2.346 billion euros). Net income increased by 64 percent over the same period from 1.4 billion euros to about 2.3 billion euros. This already includes the restructuring charges of the German insurance business. All operational segments contributed to this improvement compared to previous year's figures.

     Shareholders' equity of Allianz Group rose by 2.1 percent from 39.5 billion euros as at December 31, 2005 to 40.3 billion euros.

     "Based on the very good performance over all operational segments, we expect higher earnings for 2006," commented Helmut Perlet, board member of Allianz AG. "We are anticipating operating profits in excess of 9 billion euros for the fiscal year 2006, with net income between 5.5 and 6.0 billion euros," explained Perlet.

     The full interim report for the second quarter of 2006 will be published on 11 August 2006 and available on www.allianz.com.

     These assessments are, as always, subject to the disclaimer provided below.

--------------------------------------------------------------------------------

     Information and Explaination of the Issuer to this News:

     Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

     No duty to update The company assumes no obligation to update any information contained herein.


     CONTACT: Allianz Group
              Giovanni Salerno, +49 (0)89-3800-2184
              giovanni.salerno@allianz.de

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   ALLIANZ AKTIENGESELLSCHAFT


                                                   By: /s/ Dr. Reinhard Preusche
                                                       -------------------------
                                                       Dr. Reinhard Preusche
                                                       Group Compliance


                                                   By: /s/ Dr. Giovanni Salerno
                                                       -------------------------
                                                       Dr. Giovanni Salerno
                                                       Group Compliance


Date: August 3, 2006